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                  U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               Schedule 13G

          Information Statement Pursuant to Rule 13d-1 and 13d-2

                 Under the Securities Exchange Act of 1934
                          (Amendment No. ______)

                       First Financial Bancorp, Inc.
                             (Name of Issuer)

                  Common Stock, $.10 par value per share
                      (Title of Class of Securities)

                                32020X 10 6
                              (CUSIP Number)

Check the following box if a fee is being paid with this statement. ______
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.   32020X 10 6                                          Page 2 of 5

(1)    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON:

       First Federal Savings Bank Employee Stock Ownership Plan and Trust I.R.S. ID No. 36-3909938

(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a)______                   (b)______

(3)    SEC USE ONLY

(4)    CITIZENSHIP OR PLACE OF ORGANIZATION

        Federally chartered stock savings institution's employee benefit plan organized in llinois.

  NUMBER OF              (5)  SOLE VOTING POWER                       13,563
   SHARES
BENEFICIALLY             (6)  SHARED VOTING POWER                     18,810
  OWNED BY
    EACH                 (7)  SOLE DISPOSITIVE POWER                  32,373
 REPORTING
PERSON WITH:             (8)  SHARED DISPOSITIVE POWER                     0


(9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        32,373

(10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
       ________

(11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       7.6% of 424,876 shares of Common Stock outstanding as of December 31, 1996.

(12)   TYPE IN REPORTING PERSON*

         EP

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CUSIP NO. 32020X 10 6                                             Page 3 of 5

ITEM 1(a).    NAME OF ISSUER:

              First Financial Bancorp, Inc.

ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              121 East Locust Street, Belvidere, Illinois 61008-3688

ITEM 2(a).    NAME OF PERSON FILING:

              First Federal Savings Bank Employee Stock Ownership Plan Trust
              Trustees:  Jack R. Manley, Morton I. Silver and Richard E.
              Winkelman

ITEM 2(b.)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

              121 East Locust Street
              Belvidere, Illinois 61008-3688

ITEM 2(c).    CITIZENSHIP OR PLACE OF ORGANIZATION:

              Federally chartered stock savings institution's employee benefit plan organized in Illinois

ITEM 2(d).    TITLE OF CLASS OF SECURITIES:

              Common Stock, par value $.10 per share

ITEM 2(e).    CUSIP NUMBER:

              32020X 10 6

ITEM 3.       STATEMENT IS FILED PURSUANT TO RULE 13d-1(b):

              This person is an Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974; see 13d-1(b)(1)(ii)(F).

ITEM 4.       OWNERSHIP:

              As of December 31, 1996, the reporting person beneficially owned 32,373 shares of the Issuer. This number of shares represents 7.6% of the common stock, par value $.10 per shares, of the Issuer, based upon 424,876 shares of such common stock outstanding as of December 31, 1996. As of December 31, 1996, the reporting person has sole power to vote or to direct the vote of 13,563 shares and shared power to vote or to direct the vote of 18,810 shares. The reporting person has sole power to dispose or to direct the disposition of 32,373 shares of common stock.

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CUSIP NO. 32020X 10 6                                        Page 4 of 5


ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

              Not applicable

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

              Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
              COMPANY:

              Not applicable

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

              The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP:

              Not applicable

ITEM 10.      CERTIFICATION:

              By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

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CUSIP NO. 32020X 10 6                                             PAGE 5 OF 5



                                 SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.




/s/  Jack R. Manley                                   February 12, 1997
------------------------------------             --------------------------
Jack R. Manley                                                Date
Trustee



/s/  Morton I. Silver                                 February 12, 1997
------------------------------------              -------------------------
Morton I. Silver
Trustee



/s/  Richard E. Winkelman                             February 12, 1997
------------------------------------              -------------------------
Richard E. Winkelman
Trustee